UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: February 9, 2005

STARSOFT, INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-50546	86-0914052
(Commission File Number)	(IRS Employer Identification Number)

Anthony Lee, President and Chief Executive Officer
3665 Ruffian Road, Suite 225, San Diego, California 92123
(Address of principal executive offices)

(778) 889-8014
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On February 9, 2005, Starsoft, Inc. ("Company") dismissed Clyde Bailey P.C. ("Clyde") the principal accountant previously engaged to audit the Company's financial statements and retained Moen and Company ("Moen") as the principal accountants to replace Clyde. The Company's board of directors approved the change of accountants from Clyde to Moen.

The audit reports of Clyde on the Company's financial statements for the fiscal years ended December 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were same qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit of the fiscal years ending December 31, 2003 and 2002 including the subsequent interim periods since engagement through February 9, 2005, the date of dismissal, the Company had no disagreements with Clyde in respect to accounting or auditing issues. Had there been any disagreements that were not resolved to their satisfaction, such disagreements would have caused Clyde to make reference in connection with their opinion to the subject matter of the disagreement. Further, during this time period there were no reportable events as such are defined in Item 304(a)(1)(iv) of Regulation S-B.

Prior to the appointment of Moen, neither the Company nor anyone on its behalf consulted with Moen regarding the application of accounting principles to a specified transaction, either completed or proposed, or as to the type of audit opinion that might be rendered on the Company's financial statements.

The Company provided Clyde with a copy of this report prior to filing it with the Securities and Exchange Commission ("Commission"). The Company requested that Clyde furnish the Company with a letter to the Commission stating whether Clyde agrees with the above statements. A copy of that letter dated February 10, 2005 is filed as an Exhibit to this Form 8-K.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are included as part of this report:

EXHIBIT NO.	PAGE NO.	DESCRIPTION
16	3	Letter from Clyde stating that it has reviewed this Form 8-K and has no objection to the statements made herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starsoft, Inc.

Signature   **Date**

By: /s/ Anthony Lee   February 11, 2005
Name: Anthony Lee
Title: President and Chief Executive Officer

EXHIBIT 16


Clyde Bailey P.C.
Certified Public Accountants
10924 Vance Jackson, #404
San Antonio
Texas 78230


February 10, 2005

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent auditors of Starsoft, Inc. On March 25, 2004 we reported on the consolidated balance sheet of Starsoft, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. On February 9, 2005 we were dismissed as the independent auditors of Starsoft, Inc. We have read Starsoft, Inc.'s statements included under Item 4.01 of its Form 8-K dated February 9, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Starsoft, Inc.'s statements related to the engagement of Moen and Company as principal accountants.

Very truly yours,

/s/ Clyde Bailey P.C.

CLYDE BAILEY P.C.